Mail Stop 3651

February 13, 2006

Scott F. Hartman
NovaStar Mortgage Funding Corporation
8140 Ward Parkway, Suite 300
Kansas City, Missouri 64114

Re: NovaStar Mortgage Funding Corporation
Registration Statement on Form S-3
Filed January 19, 2006
File No. 333-131111

Dear Mr. Hartman,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Although we note bracketed language showing where you plan to include information that is Regulation AB compliant, we believe your filing needs further revision to

make it Regulation AB compliant. In the next amendment, please include revised disclosure, using bracketed disclosure, as appropriate. This will not only enable us to better review your shelf filing but it will also make it less likely that any form required information will not be inadvertently omitted. Please see our comments below for more specific guidance.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. We note that the mortgage pool may include delinquent assets. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to Item 1101(c)(2)(iii) as well as the definition of "delinquent" to be used to determine whether a pool asset is delinquent under Item 1101(d) of Regulation AB. Refer to Instruction B.5 of Form S-3.

4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

5. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

6. If applicable, please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Refer to Item 1117 of Regulation AB.

7. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Prospectus Supplement

8. Please note that the page references to the prospectus supplement refer to the blacklined copies provided to us for this review.

Cover Page

9. Please identify the sponsor, depositor and the issuing entity on the cover page of the base prospectus and prospectus supplement. Refer to Item 1101 and 1102(a) of Regulation AB. Also, when referring to transaction parties, please use the terminology set out in Regulation AB. Please revise here and throughout accordingly.

 Summary of Prospectus, page S-1

10. Please revise the summary to identify the participants in the transaction and to describe their roles in the transaction. Refer to Item 1103(a)(1) of Regulation AB.

11. Please identify all the classes of securities that are not being offered by this prospectus. Refer to Item 1103(a)(3)(i) of Regulation AB.

12. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

13. If applicable, please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Use of Proceeds, page S-20

14. Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.

Description of the Mortgage Pool, page S-20

15. To the extent that the mortgage pool will include delinquent assets, please provide delinquency and loss information as indicated in Items 1100(b) and 1111(c) of Regulation AB. Refer also to Section 1.01 of the Manual of Publicly Available Telephone Interpretations: Regulation AB and Related Rules available at www.sec.gov.

The Seller, page S-71

16. It appears that this section relates to the depositor/originator of this transaction. In the next amendment, please identify the originator(s) and describe the originator's

origination program and the originator's experience in originating assets. Please refer to Item 1110 of Regulation AB and revise your disclosure accordingly.

The Seller, page S-72

17. It appears that this section relates to the Sponsor of this transaction. In the next amendment, please identify the sponsor and describe the sponsor's material roles and responsibilities in the transaction as required by Item 1104(d) of Regulation AB. In addition, to the extent material, describe the "size, composition and growth" of the sponsor's past similar securitizations involving mortgage loans as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the mortgage loans. Refer to Item 1104(c) of Regulation AB.

Base Prospectus

Private Securities, page 22

18. We note that you contemplate including "Private Securities" in the asset pool. Please revise to disclose how you intend to comply with the provisions of Rule 190 of the Securities Act. Refer to Section III.A.6 of SEC Release 33-8518.

Hedge Agreements, page 30

19. Please delete from the first sentence in this section, "similar derivative contract...and other risks." Revise here and throughout to clarify that the hedge agreements will be limited to interest rate or currency instruments. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Evidence as to Compliance, page 37

20. Please revise your disclosure to clarify that you will file a separate assessment report, attestation report and servicer compliance statement. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

21. Please revise to clarify that you will be using Item 1122(d) as the basis for your compliance and attestation reports.

Reports to Holders, page 40

22. Please revise your disclosure to describe the reports required under the transaction documents and reports to be filed with the Commission, pursuant to Item 1118(a) and (b) of Regulation AB.

23. It does not appear that you plan to provide all information in response to Item 1121(a) of Regulation AB, nor does it appear that you plan to provide information in response

to Item 1121(b) during the prefunding period. Please revise your disclosure to include this information or advise why such information would not be material to investors.

Part II

24. It appears that the pooling and servicing agreements you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Christopher DiAngelo, Esq.
        Dewey Ballantine LLP
        (212) 259-6719